SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

for the period ended 28 November, 2014

BP p.l.c.
(Translation of registrant's name into English)

1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F |X| Form 40-F
--------------- ----------------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934.

Yes No |X|
--------------- --------------

Exhibit 1.1	Transaction in own shares dated 03 November 2014
Exhibit 1.2	Transaction in own shares dated 04 November 2014
Exhibit 1.3	Transaction in own shares dated 05 November 2014
Exhibit 1.4	Transaction in own shares dated 06 November 2014
Exhibit 1.5	Transaction in own shares dated 07 November 2014
Exhibit 1.6	Transaction in own shares date10 November 2014
Exhibit 1.7	Director/PDMR Shareholding dated 10 November 2014
Exhibit 1.8	Director/PDMR Shareholding dated 10 November 2014
Exhibit 1.9	Total Voting Rights dated 28 November 2014

Exhibit 1.1

BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 3 November 2014

BP p.l.c. announces that it has purchased for cancellation the following number of ordinary shares of US$0.25 each:

Ordinary shares

Date of purchase	31 October 2014
Number of ordinary shares purchased	1,383,500
Highest price paid per share (pence)	451.85
Lowest price paid per share (pence)	444.45

This announcement is made in accordance with the requirements of Listing Rule 12.4.6.

Further enquiries:

Jessica Mitchell +44 (0)207 496 4962

Exhibit 1.2

BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 4 November 2014

BP p.l.c. announces that it has purchased for cancellation the following number of ordinary shares of US$0.25 each:

Ordinary shares

Date of purchase	3 November 2014
Number of ordinary shares purchased	1,397,500
Highest price paid per share (pence)	449.70
Lowest price paid per share (pence)	442.35
This announcement is made in accordance with the requirements of Listing Rule 12.4.6.

Further enquiries:

Jessica Mitchell +44 (0)207 496 4962

Exhibit 1.3

BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 5 November 2014

BP p.l.c. announces that it has purchased for cancellation the following number of ordinary shares of US$0.25 each:

Ordinary shares

Date of purchase	4 November 2014
Number of ordinary shares purchased	2,155,000
Highest price paid per share (pence)	440.00
Lowest price paid per share (pence)	429.85
This announcement is made in accordance with the requirements of Listing Rule 12.4.6.

Further enquiries:

Jessica Mitchell +44 (0)207 496 4962

Exhibit 1.4

BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 6 November 2014

BP p.l.c. announces that it has purchased for cancellation the following number of ordinary shares of US$0.25 each:

Ordinary shares

Date of purchase	5 November 2014
Number of ordinary shares purchased	1,630,000
Highest price paid per share (pence)	440.95
Lowest price paid per share (pence)	428.45
This announcement is made in accordance with the requirements of Listing Rule 12.4.6.

Further enquiries:

Jessica Mitchell +44 (0)207 496 4962

Exhibit 1.5

BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 7 November 2014

BP p.l.c. announces that it has purchased for cancellation the following number of ordinary shares of US$0.25 each:

Ordinary shares

Date of purchase	6 November 2014
Number of ordinary shares purchased	1,426,820
Highest price paid per share (pence)	441.25
Lowest price paid per share (pence)	433.70
This announcement is made in accordance with the requirements of Listing Rule 12.4.6.

Further enquiries:

Jessica Mitchell +44 (0)207 496 4962

Exhibit 1.6

BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 10 November 2014

BP p.l.c. announces that it has purchased for cancellation the following number of ordinary shares of US$0.25 each:

Ordinary shares

Date of purchase	7 November 2014
Number of ordinary shares purchased	1,420,000
Highest price paid per share (pence)	443.80
Lowest price paid per share (pence)	437.40
This announcement is made in accordance with the requirements of Listing Rule 12.4.6.

Further enquiries:

Jessica Mitchell +44 (0)207 496 4962

Exhibit 1.7

BP p.l.c. - Director/PDMR Shareholding
BP p.l.c - 10 November 2014

BP p.l.c. Notification of transactions of persons discharging managerial responsibility or connected persons
BP p.l.c. was advised on 10 November 2014 by Computershare Plan Managers that on 10 November 2014 the following Directors and senior executives (all persons discharging managerial responsibilities in BP p.l.c.) acquired in London the number of BP ordinary shares (ISIN number GB0007980591) shown opposite their names below at £4.413 per share through participation in the BP ShareMatch UK Plan:-

Director
Mr I.C. Conn        70 shares
Dr B. Gilvary        70 shares

Other Persons Discharging Managerial Responsibilities

Mr R. Bondy         73 shares
Mr B. Looney       70 shares
Mr D. Sanyal        70 shares

This notice is given in fulfilment of the obligation under DTR3.1.4(1)(a)R.

Exhibit 1.8

BP p.l.c. - Director/PDMR Shareholding
BP p.l.c - 10 November 2014

BP p.l.c. Notification of transactions of persons discharging managerial responsibility or connected persons
BP p.l.c. was notified on 9 November 2014 by Mrs K Landis, a person discharging managerial responsibility in BP p.l.c., that on 7 November 2014 she became eligible to acquire 32,238.806 ADSs (ISIN number US0556221044) at $43.46 per ADS, through the release of a BP Restricted Share Plan grant and retained 19,013.806 ADSs after tax.
This notice is given in fulfillment of the obligation under DTR3.1.4 (1)(a)R.

Exhibit 1.9

BP p.l.c.
Total voting rights and share capital

As at 28 November 2014, the issued share capital of BP p.l.c. comprised 18,240,059,817 ordinary shares (excluding treasury shares) par value US$0.25 per share, each with one vote; and 12,706,252 preference shares par value £1 per share with two votes for every £5 in nominal capital held.

The number of ordinary shares which have been bought back and are held in treasury by BP p.l.c. is 1,772,997,948. These treasury shares are not taken into consideration in relation to the payment of dividends and voting at shareholder meetings.

The total number of voting rights in BP p.l.c. is 18,245,142,317. This information may be used by shareholders for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BP p.l.c. under the FCA's Disclosure and Transparency Rules.

These figures include shares purchased by BP p.l.c. as part of its share buy-back programme but not yet cancelled.

This announcement is made in accordance with the requirements of Disclosure and Transparency Rule 5.6.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BP p.l.c.
(Registrant)

Dated: 03 December 2014
/s/ J. BERTELSEN
..............................
J. BERTELSEN
Deputy Secretary